
07002981


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

SECURITI ION

8-8775

SEC FILE NUMBER
8-11-006848-M3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Distributors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane C. Greene 617-563-2036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Jane C. Greene, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fidelity Distributors Corporation for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jane C Greene 2/13/2007
Signature Date

Financial and Operations Principal
Title

Notary Public

STEPHANIE MILLS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 27, 2009

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of financial condition.
(x) (c) Statement of income.
(x) (d) Statement of cash flows.
(x) (e) Statement of changes in stockholder's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of general creditors.
(x) (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
(x) (h) Computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (i) Information relating to the possession or control requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (j) A reconciliation, including appropriate explanations, of the computation of net capital pursuant to Rule 15c3-1 and the computation for determination of reserve requirements pursuant to Exhibit A of Rule 15c3-3.
( ) (k) A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation.
(x) (l) An oath or affirmation.
( ) (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (n) Independent Accountant's report on internal controls.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fidelity Distributors Corporation
(A Wholly-Owned Subsidiary of FMR Corp.):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Distributors Corporation (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 16, 2007

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2006
(Dollars in thousands, except share amounts)

ASSETS	
Receivables:	
Brokers and dealers	$ 102,017
Mutual funds	272,521
Investments, at market value (cost $24,888)	24,894
Deferred dealers concessions, net	77,121
Other assets	10
Total Assets	$ 476,563
LIABILITIES	
Payables:	
Brokers and dealers	$ 227,554
Mutual funds	101,907
Total Liabilities	329,461
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; issued and outstanding 4,750 shares	475
Common stock, $1 par value; authorized 1,000,000 shares; issued and outstanding 1,061 shares	1
Additional paid-in capital	132,292
Retained earnings	454,538
	587,306
Less: Net receivable from FMR Corp.	(440,204)
Total Stockholder's Equity	147,102
Total Liabilities and Stockholder's Equity	$ 476,563

The accompanying notes are an integral part
of the statement of financial condition.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

A. Principal Business Activities:

Fidelity Distributors Corporation (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's parent is FMR Corp. The Company is the principal underwriter and distributor of mutual funds managed by an affiliate and is the sponsor of the Fidelity Destiny plans (the "contractual plans").

B. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2006. Actual results could differ from the estimates included in the statement of financial condition.

Investments

Investments consist of shares held in a Fidelity money market mutual fund and an actively traded security and are stated at market value.

Receivables from and Payables to Brokers and dealers and Mutual funds

Included in the receivables from brokers and dealers and mutual funds and payables to brokers and dealers and mutual funds are mutual funds' purchase and redemption trades that are unsettled at December 31, 2006, and have contractual settlement dates beyond one day.

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the carrying value of an asset is not expected to be recoverable over the remainder of its expected life, the asset is reduced to its net realizable value.

Deferred Dealers Concessions

Deferred dealers concessions of $77,121 are reported net of accumulated amortization of $255,879 as of December 31, 2006. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight line basis method over one to five years and are entirely borne by an affiliate. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed earlier than the estimated life, the unamortized balance is written off and charged to an affiliate as described above.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns of FMR Corp. The Company is allocated by FMR Corp., a direct intercompany charge equivalent to the sum of applicable federal and state taxes on income due as if it were filing tax returns on an individual company basis.

The provision for deferred income taxes results from differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2006, the Company's net deferred tax assets approximated $1,618 and are included in the net receivable from FMR Corp. The primary source of temporary differences which comprise the net deferred tax asset are pension and deferred compensation expense.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" which is effective for the Company's fiscal year beginning on January 1, 2007. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The Company does not expect that the adoption of this statement will have a material effect on the financial statement.

C. Investments

At December 31, 2006, investments consist of the following:

	Cost	Fair Value
Money market fund	24,885	24,885
Equity security	3	9
	24,888	24,894

D. Transactions with FMR Corp. and Affiliated Companies:

The Company is party to several arrangements with affiliated companies related to marketing and distribution services. In addition, certain direct and indirect expenses incurred in connection with the underwriting and distribution of Fidelity mutual fund shares are borne by affiliated companies.

The Company participates in FMR Corp.'s noncontributory trusteed defined benefit pension plan covering all of its eligible employees.

The Company also participates in FMR Corp.'s defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plans are based on either stated percentages of eligible employee compensation or employee contributions.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
(Dollars in thousands)

D. Transactions with FMR Corp. and Affiliated Companies, continued:

The Company follows Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation", which establishes a fair value based method of accounting for stock-based compensation. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (Revised 2004) "Share Based Payment" which was in effect for the Company's fiscal year beginning January 1, 2006. The adoption of this statement did not have a material effect on the statement of financial condition.

The Company participates in various FMR Corp. stock-based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value of FMR Corp. stock, as defined.

All intercompany transactions with FMR Corp. and affiliated companies are charged or credited through an intercompany account with FMR Corp. and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR Corp. Under an agreement with FMR Corp., the Company may offset liabilities which will ultimately be settled by FMR Corp. on behalf of the Company against its receivable from FMR Corp. In accordance with the agreement, liabilities of approximately $39,695 have been offset against the receivable from FMR Corp.

E. Commitments and Contingencies:

The Company is subject to various regulatory agencies that perform ongoing audits and reviews incidental to the nature of its business.

F. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2006, the Company had net capital of $22,915 of which $22,665 was in excess of its required net capital of $250.

END